Chris Vallos

Gold Lakes Corp.

October 17, 2016

Via EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Form 10-K for Fiscal Year Ended July 31, 2015 File No. 000-52814

Dear Mr. Reynolds:

Gold Lakes Corp., a Nevada corporation (the “Company”) is writing to request an extension for the Company’s response to certain comments in the letters from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 6, 2016, June 28, 2016 and August 26, 2016 relating to the Company’s Registration Statement on Form S-1, which was originally filed on April 11, 2016, and the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2015, which was filed with the SEC on November 13, 2015. In the letter dated May 6, 2016, the Staff requested that the Company make certain amendments to its 10-K for the fiscal year ended July 31, 2015 in connection with the Company’s disclosures in its recent Registration Statement and subsequent amendments thereto.

The Company is in the process of preparing an amended 10-K addressing the comments in the Staff’s recent letters. The Company expects to file its amended Form 10-K on or before October 31, 2016.

If you have any questions regarding this correspondence, please do not hesitate to contact me directly at 440-391-0435.

Sincerely, GOLD LAKES CORP.

By:	/s/ Chris Vallos
Chris Vallos, Chief Executive Officer